[Letterhead of Sullivan & Cromwell LLP]

March 13, 2023

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Manufacturing,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Eiko Yaoita Pyles
Jean Yu
Erin Donahue
Geoff Kruczek

Re:	Next.e.GO B.V. Amendment No. 2. to the Confidential Draft Registration Statement on Form F-4 Submitted February 15, 2023 CIK No. 0001942808

Ladies and Gentlemen:

On behalf of our client, Next.e.GO B.V. (the “Company”) we are filing today, via EDGAR, this letter and the Registration Statement on Form F-4 (the “Registration Statement”) with the staff of the Securities and Exchange Commission (the “Commission”). The Company previously submitted on a confidential basis a draft registration statement on Form F-4 on October 31, 2022 (the “Draft Registration Statement”), amendment no. 1 to the Draft Registration Statement on January 4, 2023 (the “First Amendment”) and amendment no. 2 to the Draft Registration Statement on February 15, 2023 (the “Second Amendment”) with the Commission.

On behalf of the Company, we have set forth below the Company’s response to the staff of the Commission’s (the “Staff”) comments of March 2, 2023 with respect to the above referenced Second Amendment. The response and information below are based on information provided to us by the Company. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following the comment. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Sullivan & Cromwell LLP is a registered limited liability partnership established under the laws of the State of New York.
The personal liability of our partners is limited to the extent provided in such laws. Additional information is available upon request or at www.sullcrom.com.

A list of partners’ names is available for inspection at the above address.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-2-

Summary of the Proxy Statement/Prospectus

TopCo, page 29

1.	We note from your disclosures financial statements of TopCo have not been included in the filing. We further note the registrant will succeed to a business for which financial statements are included in the Form F-4 and the transaction involves a shell company. In this regard, please file the financial statements of Topco pursuant to Item 14(h) of Form F-4, or tell us why it is not required. To the extent, the registrant is a foreign private issuer, has not commenced operations, and has been in existence for less than a year, only an audited balance sheet that is no more than nine months old may be filed.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is of the opinion that TopCo’s financial may be omitted because TopCo qualifies as a “business combination related shell company” pursuant to Section 1160.1 in conjunction with Section 1160.3(b) of the Financial Reporting Manual. The Company would like to emphasize the fact that TopCo has no operative history and that its financial statements are therefore not material.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements
Note 3 Transaction Accounting Adjustments

Earnings/(Loss) per Share, page 199

2.	We note your revised disclosures in response to prior comment 8. Please address the following comments related to your pro forma EPS disclosures:

●	The pro forma weighted average shares outstanding used in your pro forma net loss per share (basic) on page 196 do not appear to agree with those disclosed on page199. Revise to resolve the inconsistency.

●	Revise to disclose reconciliations of the pro forma weighted average shares outstanding (basic) presented on page 196.

●	The pro forma weighted average shares outstanding used in your pro forma net loss per share – basic and diluted on page 199 appears to include dilutive shares such as warrants and earn-out shares. Please revise to exclude dilutive shares from your pro forma net loss per share (basic) calculation. Also, to the extent these shares were antidilutive for the periods presented, please exclude those shares from the pro forma net loss per shares (diluted) calculation and disclose them separately in your disclosure.

Response:

The Company respectfully acknowledges the Staff’s comments and in response, the Company has revised its disclosure on pages 195 through 203 of the Registration Statement.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-3-

Customer Service, page 209

3.	We note your response to prior comment 10, and the corresponding disclosure. If the written agreement with Bosch is material to your business, please file it as an exhibit to this registration statement.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not consider the agreement with Bosch to be material to its business. The Company’s business is not substantially dependent on the agreement because the services provided by Bosch under the agreement are not unique to Bosch and could also be sourced from other providers who have access to networks of workshops with similar coverage throughout Germany.

Notes to Condensed Financial Statements of Athena Consumer Acquisition Corp.
Note 8. Fair Value Measurements, page F-90

4.	Your disclosures appear to indicate that, pursuant to the Forward Purchase Agreement, Athena agreed to pay Vellar certain consideration for purchasing redeemed or to be redeemed shares from Athena Stockholders or from Athena, which approximate or exceed the amount paid by Vellar to purchase the shares under the agreement, while Vellar is not required to forfeit any of its purchased shares. Please tell us your basis for utilizing the “Put Model Option” and related assumptions used to determine the liability amount.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Forward Purchase Agreement was terminated on March 3, 2023. The SPAC utilized the “Put Model Option” to value the liability of the Forward Purchase Agreement because the SPAC determined that the Forward Purchase Agreement satisfied the criteria of a put option. The SPAC understands a put option to be a contract that provides a party with the right to sell a security at a predetermined price within a specified period of time. Under the terms of the Forward Purchase Agreement, Vellar would have had the option, within the two year period following the closing of the Business Combination, to either sell the shares it would have held in the open market at the market price or to sell such shares to the post-Business Combination company at a price of $2.50 per share. As of September 30, 2022, the assumptions used to determine liability amount were the following:

Share Price:	$10.06, as reported on the NYSE on September 30, 2022
Strike Price:	$2.50, per the terms of the Forward Purchase Agreement
Remaining Life:	2.5 years, comprised of the expected time to complete the Business Combination plus the two-year option period per the terms of the Forward Purchase Agreement
Expected Volatility:	71.5% based on the SPAC’s historic volatility and volatilities exhibited by operating companies in the SPAC’s target industries
Risk-Free Rate:	4.4% based on the remaining life
Probability of the Business Combination Closing:	50%

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-4-

General

5.	We note your response to prior comment 12. Please advise us as to where you filed the correspondence you noted.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that the correspondence was not submitted due to a clerical error. The documents will be submitted to the SEC separately.

6.	Please expand your response to prior comment 20 to clarify when the 20.9 million redeemed shares were presented for redemption relative to the meeting. We note that your proxy materials indicate that the deadline for shareholders to exercise their right to redeem was two business days prior to the meeting. Given this, it is unclear how, as indicated in your response, greater than 2 million shares had not been presented for redemption or, alternatively, had been submitted for redemption and reversed.

Response:

The Company respectfully advises the Staff of the following additional details:

As disclosed in the SPAC’s definitive proxy statement filed with the SEC on November 23, 2022 and amended on November 30, 2022, the Extension Meeting was originally scheduled to be held on December 16, 2022. The redemption deadline for the Extension Meeting was originally December 14, 2022 at 5:00 pm Eastern, two business days prior to the scheduled meeting date. By 5:00 pm Eastern on December 14, 2022, there were 22,681,310 public shares submitted for redemption.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-5-

On December 15, 2022, the SPAC published a press release and filed a Current Report on Form 8-K and a DEFA14A announcing that the Extension Meeting would be adjourned to December 21, 2022. In connection with the adjournment of the Extension Meeting, the SPAC also announced that it extended the deadline for holders of public shares to exercise their right to redeem their shares, or to withdraw any previously delivered demand for redemption, to 5:00 p.m. Eastern on December 19, 2022, two business days prior to the scheduled adjourned Extension Meeting. As disclosed in the SPAC’s definitive proxy statement, demands for redemption would be due two business days prior to the scheduled vote at the Extension Meeting.

By 5:00 pm Eastern on December 19, 2022, the SPAC received reversals of redemption requests for 1,609,890 public shares. On December 20, 2022, the SPAC received reversals of redemption requests for an additional 120,356 shares, to which the SPAC provided its consent. As a result, on December 20, 2022, the date prior to the date of the scheduled adjourned Extension Meeting, greater than 2,000,000 public shares had either not been submitted for redemption or had been previously been submitted for redemption and subsequently reversed. In other words, precisely 2,048,936 public shares would remain outstanding following redemptions in connection with the Extension Meeting. As a result, the SPAC determined to not further adjourn the Extension Meeting and convened the Extension meeting the following day on December 21, 2022.

* * *

If you would like to discuss any aspect of this letter or the Registration Statement, please contact Clemens Rechberger at +49-69-4272-5514 or by email (rechbergerc@sullcrom.com). Please send written correspondence relating to this submission by email.

Very truly yours,

/s/ Clemens Rechberger
Clemens Rechberger

cc:	Ali Vezvaei, Next.e.GO B.V. Isabelle Freidheim, Athena Consumer Acquisition Corp. Joel Rubinstein, White & Case LLP Daniel Nussen, White & Case LLP